

May 26, 2023

Jun Ho Yang
Chief Executive Officer
Hi-Great Group Holding Company
621 South Virgil Avenue, #460
Los Angeles, CA 90005

      Re: Hi-Great Group Holding Company
          Form 10-K for the fiscal year ended December 31, 2022
          Filed April 17, 2023
          File No. 000-56200

Dear Jun Ho Yang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed April 17, 2023

Item 9 - Change In And Disagreements With Accountants On Accounting And Financial Disclosures, page 8

1.   It appears you have changed auditors between your annual report for the period ended December 31, 2021 and December 31, 2022. Please file an Item 4.01 8-K providing the required disclosures outlined in Item 304 of Regulation S-K and amend your filing to furnish the information required by Item 304(b) of Regulation S-K within Item 9 of your annual report.

Item 9A. Controls and Procedures, page 9

2.   Please amend your filing to provide disclosures as of December 31, 2022, for your 1) evaluation of disclosure controls and procedures, 2) management's annual report on internal controls over financial reporting and 3) evaluation of changes in internal control over financial reporting.

<u>Report of independent registered public accounting firm, page F-2</u>

3.   Your auditor's report indicate that the balance sheet as of December 31, 2021 was audited by another auditor.   Please clarify whether all of your financial statements for 2021 were audited by another auditor and amend your filing to include the other auditor's report as required by Rule 2-05 of Regulation S-X.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Real Estate & Construction